VIA E-MAIL

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief
Kyle Wiley, Staff Attorney

Re:	Luduson G Inc.
Registration Statement on Form S-1
Filed on December 16, 2021
File No. 333-260584

Ladies and Gentlemen:

On behalf of Luduson G Inc. ((the “Company” or “LDSN”), we are hereby responding to the comment letter dated November 18, 2021 (the “Staff Letter”), from the staff of the Securities and Exchange Commission (the “Staff”). For ease of review, we have set forth each of the Staff’s comments in accordance with the numbering presented in the Staff Letter to the Company, and the Company’s responses thereto.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors

Risk Factors Relating to Doing Business in Hong Kong, page 18

1. Please revise to include a discussion of the amendments adopted by the SEC to finalize rules relating to the Holding Foreign Companies Accountable Act.

Response: We have amended the risk factor on page 19 entitled “The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB) to be permitted to inspect the issuer's public accounting firm within three years. There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, they may suspend or de-register our registration with the SEC and delist our securities from applicable trading market within the US.” to incorporate the comment.

General

2. Please revise to include the required interim financial statements and related disclosure for the interim period ended September 30, 2021. See Rule 8-08 of Regulation S-X.

Response: We have amended the registration statement to include the September 30, 2021 financial statements commencing on page F-1, following page 69, and, where applicable, throughout the document.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (310) 358-0104, or by fax at (888) 896-7763 with any questions or comments regarding this correspondence.

Very truly yours, /s/ Jenny Chen-Drake Jenny Chen-Drake of CHEN-DRAKE LAW